Exhibit 99.2

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD
(“Randgold Resources” or the “Company”)

NOTICE OF ANNUAL GENERAL MEETING

Jersey, Channel Islands, 28 March 2017 – The Company announces that its 2017 Annual General Meeting will be held at 9:00 a.m. on 2 May 2017 at The Club Hotel, Green Street, St Helier, Jersey, JE2 4UH.

A copy of the Notice of the Annual General Meeting, Form of Proxy and the Company’s Annual Report and Accounts for year ended 31 December 2016, are now available to view on the Company's website at www.randgoldresources.com. Hard copies have been posted to shareholders.

A copy of the Notice of the Annual General Meeting, Form of Proxy and Annual Report and Accounts, for use at the meeting have been submitted to the National Storage Mechanism and will shortly be available for inspection at www.hemscott.com/nsm.do.

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 7797 711 338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com